AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

May 12, 2010

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporations and Finance
100 F Street N. E.
Washington, DC 20549

Dear Michael,

This letter is in response to your comment letter dated March 24, 2010 concerning File No. 000-53578., 2010.

I have listed each comment number and then have stated the answer next to it.

Sincerely,

J. R. Stirling
President

Amendment to Form 10 filed January 14, 2010

General

1.	Was done..
2.	Was done

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Item 1. Business

3.
This comment is a repeat of comment 12. contained in your previous comment letter dated December 17, 2009. That comment was completely answered on page 3. of our Amended Form 10 filed January 14, 2010. I will revise our Amended Form 10 to give a more complete explanation.

a.  answered in paragraph 5. of Amended Form 10 filed 1/14/10.

b.  Also answered in above mentioned paragraph of Amended Form 10 but to be more specific, non-conforming LTV can

c.   Real property

d.   Answered in the amended Form 10, paragraph 6. page 3.

e.   Sub-prime was clearly defined in paragraph 6. of the previously Amended Form 10. Sub-prime,are loans that do not qualify for prime rates (Fannie Mae or Freddie Mac).

f.   Again, answered in paragraph 6. of previously Amended Form 10. Both Fannie Mae and Freddie Mac (conforming loans), main requirements are credit scores above 6oo and debt to income ratios at 45% or  below. We do comply with those requirements. As previously stated in the filed Form 10, we also do Fannie Mae and Freddie Mac loans.

g. We do not keep these kinds of records. That kind of information would have no vale to us in the conduct of our business. We solicit and process all types of loans but, competition dictates that most of our loans (70%), are sub-prime. Again, this information including the approximate percentages are clearly contained in ou previously filed Amended Form 10.

Regulation

4.	As stated before, federal and state regulations do not apply to us directly. We are not a licensed entity. We operate as a branch of Global Lending under their license. Therefore, all compliance matters are their responsibility. The only law that would effect our business is the federal Fair Housing Act and the pertinent parts of that act that would effect us is the use of proper origination paperwork and full disclosure of all terms and rates. All origination submissions are reviewed by Global’s compliance department for compliance. Our people are not required to know any of the regulations. They just use the supplied forms. We do not understand your request to “include discussion of Florida law applicable to real estate brokers”. We are not a real estate broker. If you meant mortgage brokers, We are not a mortgage broker either. We function like a broker in that we originate loans or re-process loans submitted by mortgage brokers and then submit those loans to Global Lending Group to close and fund instead of selling or servicing the loans as a lender would do. However, as stated above we are not required to be licensed and therefore are not subject to Florida law.

Summary

5.
There is no “specific, supportable evidence” to support the assertion contained in our January 14, 2010 Amended Form 10. It is simply feed back obtained from talking to numerous brokers. The assertion has been removed from our most recent Amended Form 10 filing.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Item 2.  Financial Information – Managements Discussion and Analysis Results of Operations

6.

a. Amended Form 10 has been revised as requested.

b. We have removed the assertion from our most recent Amended Form 10 filing.

c. This was clearly answered in the last paragraph on page 6. of our previously filed Amended Form 10 where we stated “First and foremost is the decline in available mortgage products”.

d. There has not been a sizable decrease in demand for the products we broker or, in the supply of funding for such loans. What has decreased is the availability of the number of different mortgage products available to do those loans. That is the single largest fact impacting our business and wascaused by the overall economic conditions.

7.

a. There has been no recent changes in the funding abilities of Global Lending, at least as to their commitment to AFF.  Mr. Stirling has seen the most recent audited financial of Global Lending and states that they have a substantial net worth. They also have the same lines of credit they had before. Global is a privately held company and does not publish their financial information. Mr. Stirling is not at liberty to disclose their financial information.

b. First of all, there is no basis for your statement “in light of their limited funding resources”. You have no knowledge of the extent of Global’s funding resources. As we clearly stated in our previous Amended Form 10 filing, Global Lending has committed $1,000,000 a month to AFF and has said they would increase that as necessary. So, it is not a matter of  prioritization on how to fund loans. Also a number of AFF loans go directly  for funding to other lender partners of Global’s so, their funds are not even used.

c. See paragraph b. above.

8.
This disclosure is not contradictory at all. The fact that ”there has been no decline in the ability of Global Lending to fund loans” has nothing to do with lending industry’s reduced supply of loan products.

Liquidity and Capital Resources

9.	Amended Form 10 has been revised as requested.

10.
The assertion that “cash used in operations related to legal and professional fees will decrease in the next twelve months” is based on the statements of our accountant that his fees will be much less in the next twelve months due to our level of business. Also our attorney has stated that he will do any necessary work for us at much reduced costs or free until we are trading on the Bulletin Board Exchange.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

11.

a. Amended Form 10 has been revised as requested.
b. This request is an exact repeat of item b. in comment 35. of your comment letter dated December 17, 2009. We clearly answered this in our Amended Form 10 filed January 14, 2010 We have disclosed previous private placement sales in the past which proves that we have the ability to do that again if necessary.

c,  Clearly all of this disclosure was detailed completely in  Item 10. page 13. of our previous Amended Form 10 that was filed on January 14, 2010.

d.  No commitment to make additional capital contributions has been made by any shareholder except Mr. Stirling. In our previously filed Amended Form 10, in the first paragraph of page 8. Mr. Stirling  made a commitment “to assume personal responsibility for the repayment of any corporate debt  and to fund any expenses related to public filings as needed”

12.	Our attorney states that our previous answer fully complies with Item 401 (e) of Regulation S-K.

13.
This is a complete repeat of a previous comment that was fully answered at the bottom of page 9. of our previously filed  Amended Form 10. Our attorney stated that “ there are no legal issues involved in having only one officer and director.

Summary Compensation Table

14.	Amended Form 10 has been revised as requested.

15.	This award was clearly disclosed in the table shown on page 12. of our Amended Form 10 filed January14, 2010.

Narrative Disclosure to Summary Compensation and Option Tables

16.
On page 10. of  our Amended Form 10 filed on January 14, 2010, we revised the paragraph  that referred to Mr. Stirling’s “verbal employment  agreement” to read “verbal employment understanding”. It has  now been revised further to delete any reference to any kind of understanding and simply states how Mr. Stirling now determines his compensation. There was no set formula for commissions in 2007 and  2008. It was clearly stated in the above mentioned Amended Form 10 filing  that, the employment agreement was cancelled because it “was not financially feasible for the corporation”.

Director Compensation

17.	Amended Form 10 has been revised as requested.

Item 7. Certain Relationships and Related Transactions and Director Independence

18.	Amended Form 10 has been revised as requested.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Item 10. Recent Sales of Unregistered Securities

19.
This is an exact duplicate of comment 47. in your comment letter dated December 17, 2009 and it was completely and specifically  answered on the bottom of page 13. and the top of  page 14. of our Amended  Form 10 filed on January 14, 2010.

Description of Registrants Securities to be Registered

20.
As requested in this comment, the following is list of all stock issuances made by the company in connection with private offerings since March 31, 2007. The exemption used for these sales was Section 4 (2) of the Securities Act of 1933 as Amended, for Issuances to US Citizens or Residents.

Date of Purchase	Name	Gross Sale Price $	Number of Shares
5/1/07	Robert Prebor	1,060	58,000
5/1/07	Robert Handley	2,000	84,000
5/1/07	Joseph Solters	2,000	82,000
5/1/07	Margaret Stirling (Ex Wife)	4,000	200,000
5/1/07	Lorrie Stirling (Ex Wife)	2,000	100,000

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Comment 20. Answer Continued:

Date of Purchase	Name	Gross Sale Price $	Number of Shares
5/15/07	Robert Handley	1,000	50,000
4/1/08	Justin Moulton (Global)	0	500,000
4/9/08	Lorrie Stirling	* 5,000	1,000,000
5/1/08	Margaret Stirling	5,000	500,000
6/5/08	William Blackshear	5,000	200,000
6/5/08	Toni Behr	2,500	100,000
6/15/08	John Stirling	10,000	2,000,000
7/15/08	William Blackshear	2,500	125,000
7/15/08	Toni Behr	2,500	125,000
7/23/08	Patricia Gaca	2,500	500,000
8/15/08	Joseph Solters	2,500	125,000
8/15/08	Rhonda Platts	2,500	125,000
8/28/08	John Stirling	15,000	3,000,000
8/28/08	Toni Behr	2,000	200,000
8/28/08	William Blackshear	4,750	475,000
9/15/08	John Gaca	2,500	500,000
9/15/08	Nicole Ubrig	2,500	500,000
11/14/08	William Blackshear	5,000	1,000,000
2/16/09	John Stirling	2,500	500,000
2/16/09	Nick Guida	1,700	100,000
2/20/09	Robert Handley	2,000	400,000
2/20/09	Carl Burian	1,000	100,000
4/30/09	Ted McGee	1,500	300,000
8/31/09	Doug Wallace	13,500	900,000
8/31/09	Daurolyn Pratt	3,000	200,000
8/31/09	William Arrington	1,500	100,000
8/31/09	Allan Clark	3,000	200,000

*      Received special price for consulting work (clerical) she had done for the company. Mr. Stirling has the right to acquire and complete voting and investment power over these shares by way of a Power ofAttorney.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

21.
Prior to any thought of going public, we did some business with another mortgage company. To pay for some services they extended to us, we gave them 300,000 shares of our common stock in 2001. They then issued those shares to their shareholders as a dividend.

Item 13. Audited Financial Statements and Supplementary Data

General

22.	Amended Form 10 has been revised as requested.

Statement of Cash Flows

23.	Amended Form 10 has been revised as requested.

Note 7.  Equity

24.	Amended Form 10 has been revised as requested.

a. Amended Form 10 revised as requested.

b. In accordance with paragraph 14 of SFAS 115 the amounts were reported in earnings, since the amounts were held available for sale.  The amounts have been segregated in the statement of equity, since the amounts do not represent earnings or losses from business operations.

c.  Requested revision was made. See b. above for balance of answer.

d. See b. above.

e. The accounting for the valuation was performed on an annual basis, as the Company was not reporting at that time.  There was an impairment (valuation allowance) which was reversed upon the recognition of the sale of investment.

f. The preferred share paragraph on page 24. of the amended form 10 has been revised to give more detail of this transaction. To further clarify, the 2,000 shares that were retired in 2008 were shares that had been owned by Mr. Stirling’s son who died in 2005 and left the shares to his mother who donated the shares back to the company to be cancelled.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Note 8. Related Party Transactions

25.	There is no Global Funding Group. This was an error. There is only Global Lending Group and this mistake has been corrected in the revised Amended Form 10.

26.

a. The disclosure has been revised to include a complete explanation.

b. The decrease was do to the recognition of income to Mr. Sterling. This adjustment has been made. We will include a reconciliation of the loan balance in our annual report for the year ending 3/31/2010.

c. At the time of the preparation the loans and advances were deemed to be temporary in nature. With look-back, it appears that the amounts should have been considered for either the applicable  interest rate assigned to like transactions or discounting the amounts for a reasonable rate of  return. We will address the materiality of this in the upcoming audit and, with consideration of ASC 250-10-S99-1, consider if restatement of the prior audited statements is appropriate

d. The decision was made based on current circumstances and decision.  During the most recent quarter the determination of the treatment was made.  Although this treatment was based on inquiry by your department, it was an attempt to clarify.  If it is your opinion that the prior statements should be amended, we will comply.  Our comparative financial statements can be restated in future filings.

e. Requested revision has been made to the Amended Form 10 by adding further explanation.

27.

a. We have been consistent with our application of this amount. We have taken the conservative approach that recognizes the expense of the declared compensation to Mr. Stirling, as the Company had obligation of payment.   Mr. Stirlings receipt, we included the $25,000 as compensation to Mr. Stirling and included in the compensation table. Requested revisions have been made to the amended  Form 10.

b.  Based on the previous comments we had removed the amount.  We will include the $25,000 in all future compensation tables, as the amount was available to Mr. Stirling.  For consistent application, we will include the $25,000 in future compensation tables.

c. Requested revisions have been made.

d. The stock compensation table will be revised to include the detail of all compensation.

e. The guidance that was used was that of ASC718-25-S99-4, where there was a forfeit of the agreed upon compensation.  The shares were not issued in certificate form, however, they could have been issued.  We have taken the approach that the shares were effectively constructively received, based on the Board agreement to issue.

f. The shares were never issued. However, there was a recognizable transaction, whereby the Board approved issuance.  Mr. Stirlings offer to forgo the receipt of the shares were independent of the Company’s recognition of service.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

28.

a. The specific facts and circumstances are fully explained in Item 7. on page 11. of our previously Amended Form 10 and has been further revised in that same paragraph in our newly Amended Form 10. Also, a copy of the  “Net Branch Agreement”  referred to in that previously filed Amended Form 10, was attached to it as an Exhibit.

b.The guidance used was in accordance with FAS123(R) “Share based payments” and EITF 96-18"Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services", which were the effective guidance at the time of the issuance.

c. In the past, Global has refused to fund only two loans. One was $110,000 and the other one was $186,000 and they were both sub-prime loans. During their compliance review, Global found some discrepancies in some of the information submitted by the borrowers and therefore cancelled the loans.

d. Amended Form 10 has been revised as requested.

Item 14. Unaudited  Financial Statements and Supplementary Data

Note 8. Related Party Transactions

29.

a. Amended Form 10 has been revised as requested.

b. The footnote was inadvertently in error, as the amount should have been listed as $0, as we had  expensed all amounts due to Mr. Stirling. The Amended form 10 has been revised to reflect this.

Note 9. Commitment and Contingences

30.
As we have recognized the economic interest in other circumstances, however specifically regarding “rent provided by shareholder” we have not. Previous reporting periods the Company had a formal rental agreement with an unrelated party.  Upon the completion of the lease term, in  consideration of the down turn in the home and financial markets, the management decided to reduce general and administrative costs.  The office was moved to the temporary location of the majority shareholders domicile.   The decision was made not to charge any rent, on a temporary basis only, as the Company is developing plans to acquire other mortgage brokers and the flexibility  of the fixed costs was needed.    The Company will re-assess the needs for office space in the near future, at which time, if it is beneficial to the Company to remain under the current arrangements, a fair market value for the office space provided will be reflected in the financial statements under the guidance  of ASC 225-10-S99-4.  We anticipate the re-assessment of the office space will be resolved for the fiscal year ending March 31, 2010.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS
Form 10-Q for the period ended December 31, 2009

Item 1, Financial Statements General

31.	We have amended the 10-Q to include any of the comments 1. through 30. that are applicable.

32.	Revised as requested.

33.	Revised as requested.

34.	Revised as requested.

35.

a. Currently developing communication lines with consultants whom are preparing reports to SEC, Simplifying contractual arrangements, and currently working with independent CPA with experience with SEC reporting companies.

b. We have no immediate plans to hire additional employees, however, this expectation may change as we make offers to acquire and or, merge with other mortgage broker agencies. We will keep open to all possibilities. We may anticipate this occurring and we shall include in our next filings.

c. We have contracted with a  consultant who is to  prepare our reports to the SEC,  The consultant is an independent CPA with experience with SEC reporting companies.  We expect that this will create better financial reports with more meaningful disclosure and clarity to the investing public.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com